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THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

July 16, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Edward Bartz

Re:	HMS Income Fund, Inc.
Preliminary Proxy Statement (File No. 814-00939)
Ladies and Gentlemen:
On behalf of HMS Income Fund, Inc. (the “Company”), we hereby respond to the comments provided telephonically by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) on July 8, 2020 regarding the Company’s Preliminary Proxy Statement (File No. 814-00939), initially filed with the SEC on July 1, 2020 (the “Preliminary Proxy Statement”). For your convenience, a summary of each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. The Company has today filed the definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”), together with this letter. Unless otherwise indicated, all page references are to page numbers in the Preliminary Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	Please confirm all dates, times and other information omitted in the Preliminary Proxy Statement will be completed in the Definitive Proxy Statement.

The Company acknowledges the Staff’s comment and confirms that all dates, times and other information omitted in the Preliminary Proxy Statement have been completed in the Definitive Proxy Statement.

2.
The Staff notes that the Maryland General Corporation Law provides that a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice, for any or no reason. Nevertheless, it is the Staff’s view that under the Exchange Act, a proxy cannot confer discretionary authority on the chairman to adjourn the meeting to solicit

Edward Bartz July 16, 2020 Page 2

votes to avoid a negative vote on the proposal. The adjournment of a meeting to solicit additional proxies to avoid a negative vote at that meeting is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Company’s by-laws or state law. See Exchange Act Rule 14a-4(d)(4). Specifically, this is not a “matter incident to the conduct of the meeting.” See Exchange Act Rule 14a-4(c)(7). Similarly, brokers do not have discretionary authority to vote for adjournment because such a vote would be non-routine. See e.g., New York Stock Exchange Rule 452. Such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of stockholder votes. Please revise the proxy card to include an additional voting box so that stockholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated. See Exchange Act Rules 14a-4(b)(1) and 14a-4(e).

The Company respectfully submits that the chairman’s authority, as the presiding officer at the Company’s meeting of stockholders, to adjourn the Annual Meeting proceeds from Section 5 of the Company’s Bylaws. It is not based on a delegation of authority by proxy. As a result, the chairman’s decision to adjourn the Annual Meeting would not require the voting of any proxies.

3.	On page 13, there is a statement that “We will bear all costs associated with soliciting proxies for the Annual Meeting.” Please clarify that “we” for purposes of this sentence means the Company.

The Company acknowledges the Staff’s comment and has revised page 12 of the Definitive Proxy Statement to clarify that “we” for the purposes of this sentence means the Company.

4.
On page 27, there is a statement that the Company, Main Street and the Advisers have filed a new application for co-investment exemptive relief with the SEC.  Please include the standard language to the effect that there can be no assurance that the SEC will grant the requested relief.

The Company acknowledges the Staff’s comment and has revised page 26 of the Definitive Proxy Statement to include language to the effect that there can be no assurance that the SEC will grant the requested relief.

Edward Bartz July 16, 2020 Page 3

5.
On page 37, there is a statement that MSC Adviser has agreed that the costs and expenses to be borne by the Company relating to the Externalized Services provided under the New Investment Advisory Agreement will not exceed the Externalized Services Expense Cap.  For purposes of clarity, please re-state in this paragraph that the Externalized Services Expense Cap will limit the cost to the Company and its stockholders of the Externalized Services to not more than 0.10% of the Company’s gross assets per annum.

The Company acknowledges the Staff’s comment and has revised page 37 of the Definitive Proxy Statement to re-state that the Externalized Services Expense Cap will limit the cost to the Company and its stockholders of the Externalized Services to not more than 0.10% of the Company’s gross assets per annum.
* * * * * * *

Edward Bartz July 16, 2020 Page 4

If you have any questions or if you require additional information, please do not hesitate to contact the undersigned by telephone at (617) 728-7120 (or by email at thomas.friedmann@dechert.com) or Matthew J. Carter at (202) 261-3395 (or by email at matthew.carter@dechert.com).
Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:    Jason P. Maxwell
Jeffrey S. Folkerts
HMS Income Fund, Inc.

Matthew J. Carter
Dechert LLP